Exhibit 99.1

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	February 11, 2016
Frankfurt – FMV
Mexico – AG

First Majestic Secures $60 Million Credit Facility

(All dollar amounts are in US dollars unless stated otherwise)

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce that it has entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a Senior Secured Credit Facility (the “Facility”) consisting of a $25 million revolving credit line and a $35 million term loan. The proceeds of the Facility are being used to settle the Company’s existing lead and zinc prepayment facility with Bank of America Merrill Lynch (“BAML”) and to replace the $15 million revolving credit line the Company assumed when it acquired SilverCrest Mines (the “SilverCrest Credit Line”).

Effective with this transaction, the Company has eliminated its base metal hedge with a mark to market gain of $5.0 million. The Company is settling the BAML prepayment facility debt with a cash payment of $31.5 million from proceeds of the $35 million term loan. The remaining $3.5 million net of transaction fees is added to the Company’s treasury for general and administrative purposes. The SilverCrest Credit Line was due to be repaid no later than June 30, 2016. Effective with the new Facility, the repayment of the credit line has been deferred to February 2019, and an additional $10 million has been added to establish a $25 million revolving credit line for the Company.

“The announcement of today’s debt restructuring, along with the decision to lock in our $5.0 million gain on our BAML lead and zinc hedge, and to push out the settlement of the revolving credit line by three years, immediately improves the Company’s working capital position and provides significant financial flexibility to continue pursuing our corporate objectives,” stated Keith Neumeyer, President and CEO. “Our strengthened balance sheet and diverse portfolio of producing silver mines provides us with the opportunity to access funds at a low cost of capital.”

The Facility has a three year payback period which is based on terms and conditions consistent with financings of this nature. The term loan provides for a six-month repayment holiday, and a three-year payback period consisting of 11 quarterly payments. Further details will be communicated in the Company’s 2015 annual MD&A, and in the first quarter financial results of the Company.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the use of the Facilities.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.